PRESS RELEASE

TSX:  KGN

NYSE AMEX: KGN

KEEGAN CONTINUES TO ENCOUNTER SIGNIFICANT GOLD IN STEP OUT DRILLING PROGRAMS AT ESAASE

VANCOUVER, BRITISH COLUMBIA, November 15, 2010 – Keegan Resources Inc. (TSX: KGN)(NYSE Amex: KGN) ("Keegan") is pleased to announce the latest assay results from its Esaase Project drilling program in southwest Ghana. Keegan has encountered significant gold intercepts (greater than 10 g/t meter grade) in four different areas, 1) down dip extensions of the current resource (KEDD872, 33.2 m @ 2.31 g/t Au and KEDD878, 176.9 m @ 1.2 g/t Au), 2) the D-1 Abuabo zone (KERC885, 32 m @ 1.66 g/t Au) 3), a step out hole on the of the D structure 2 km south of existing mineralization (KERC890, 6 meters of 11.42 g/t Au and 4) a newly discovered structure located between the D structure and the main zone (KERC 897, 11 meters of 1.44 g/t Au).  For detailed locations of the drill holes in these four areas, please see drill hole location maps at www.keeganresources.com.

Table 1: Recent results from step out drilling from Keegan's Esaase Project. Only intercepts with grade-widths of greater than 10 g/t meter Au are shown. Intercepts with grade-widths of approximately 20 g/t meter Au or higher are shown in bold and italicized text. Widths are given as measured down hole and grades are reported in g/t Au. All holes are drilled at an azimuth of approximately 110 degrees at a dip of 45 degrees so depth from surface is approximately 70% of drill hole depth.

Hole_ID	From	To	Width	Grade
KEDD864	221.5	252.8	31.3	0.78
KEDD864	297	308.9	11.9	1.49
KEDD864	357	384	27	1.29
including	383	384	1	10.4
KEDD869	130.2	136.7	6.5	1.68
KEDD872	176	185	9	0.51
KEDD872	215	229	14	1.42
including	220	221	1	10.35
KEDD872	256	289.2	33.2	2.31
including	284	285	1	30
including	288	289.2	1.2	12.55
KEDD876	156	168.2	12.2	1.29
KEDD878	199.1	376	176.9	1.2
including	259	265	6	13.31

Keegan has additional assays pending from these areas and is planning follow up programs on these exciting developments in 2011.  The company plans to continue its aggressive resource exploration and development program into the New Year.

President and CEO Maurice Tagami stated, "These new drill results demonstrate that like in many world class gold districts, new zones are regularly being encountered and previously discovered zones are continuously being expanded.  The potential exists that the Project will continue to yield positive exploration results even after we have developed Esaase into a producing gold mine.  This is consistent with many of the operating mines in the area.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one-meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. All samples are assayed using standard 50 gram fire assay with atomic absorption finish by ALS Chemex Labs in Kumasi, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance. In instances where variance is greater than 10%, the assays from both samples are averaged. Intercepts were calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au. Mineralization in the A structure strikes approximately 10 to 30 degrees east of north and dips 45 to 90 degrees to the west. Holes are drilled at 110 degrees azimuth and are inclined at 45 to 60 degrees, so true widths are estimated to be over 80% of the drilled widths. The techniques by which drill hole assays have been previously used in resource estimation at Esaase can be found in Keegan's most recent 43-101 technical report on www.sedar.com.

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase project (2.28 Moz indicated resources with an average grade of 1.2 g/t Au at a 0.4 g/t Au cutoff and 1.65 million ounces in an inferred category at an average grade of 1.2 g/t Au applying a 0.4 g/t Au cut-off for a total inferred and indicated resource of 3.93 Moz) as well as its Asumura gold project, both of which are located in Ghana, West Africa, a highly favorable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board of Directors,

Shawn Wallace

Executive Chairman

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. In particular, Preliminary Economic Assessments are preliminary in nature, including Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the findings of the Preliminary Assessment will be realized. Although the Company believes the expectations expressed in the Preliminary Economic Assessment and other forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.